APPENDIX 4C QUARTERLY ACTIVITY REPORT FOR QUARTER ENDED MARCH 31, 2025 Melbourne, Australia: April 30 and New York, USA: April 29, 2025: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today provided highlights of its recent activities for the third quarter ended March 31, 2025. “We were very pleased to have made Ryoncil® (remestemcel-L) commercially available to treat children with acute GVHD within one quarter of receiving FDA approval as the first mesenchymal stromal cell (MSC) therapy approved in the US for any indication,” said Dr. Silviu Itescu, CEO of Mesoblast. “With our strong cash position we are well placed to expand Ryoncil® indications to other serious and life- threatening pediatric inflammatory diseases, and to adults with acute GvHD.” FINANCIAL HIGHLIGHTS • Net operating cash spend for the quarter was US$12.7 million. • Cash on hand at the end of the quarter was US$182 million (A$290 million)1. OPERATIONAL HIGHLIGHTS Ryoncil® (remestemcel-L) U.S. Launch for Steroid-Refractory Acute Graft Versus Host Disease • Ryoncil® became commercially available for purchase in the United States on March 28, 2025, with Federal Medicaid coverage, and to date 15 infusion kits have been purchased for patients to start or continue their treatment course. • Ryoncil® infusion kits are purchased and distributed by Cencora to enable the efficient and secure delivery of cryopreserved product to U.S. treatment centers, either directly or via a specialty pharmacy option. • To date, ten priority transplant centers have been fully onboarded, five of whom have enrolled patients through the MyMesoblast™ hub. • Mesoblast anticipates onboarding an additional ten priority transplant centers in the current quarter. • The full team of nine key account managers (KAMs) commenced activities in the last week of April. The KAMs will accelerate onboarding of the remaining 35 priority transplant centers, accounting for 80% of U.S. pediatric transplants, and will drive the business to provide on the ground engagement with healthcare providers and administrators. • Mesoblast has continued to expand coverage for Ryoncil® to over 104 million US lives insured by commercial and government payers. • To date, 37 of the 51 States provide fee-for-service Medicaid coverage for Ryoncil® through Orphan Drug Lists or medical exception / prior authorization (PA) process. The remainder will come online July 1, 2025, with mandatory coverage for all 44 million lives. • To assist patients and institutions with insurance coverage, financial assistance, and access programs, ensuring that no patient is left behind in receiving this potentially life-saving therapy, Mesoblast has established a patient access hub termed MyMesoblast™, where Ryoncil® is now available for ordering. Additional information is available on ryoncil.com, where valuable resources for healthcare providers, patients and caregivers can be found. Revascor® (rexlemestrocel-L) for Chronic Heart Failure with Reduced Ejection Fraction (HFrEF) and Persistent Inflammation • Mesoblast has a Type B meeting with FDA scheduled for this quarter to discuss the accelerated approval pathway for Revascor® (rexlemestrocel-L) in the treatment of patients with ischemic chronic heart failure with reduced ejection fraction (HFrEF) and inflammation. The meeting will be Exhibit 99.1 held under Mesoblast’s Regenerative Medicines Advanced Therapy (RMAT) designation for REVASCOR. • In a Type B meeting last year, FDA provided guidance to Mesoblast that the company was eligible to file for accelerated approval of REVASCOR in patients with end-stage HFrEF based on the totality of data across two randomized controlled trials. FDA also guided that a single confirmatory trial in class II/III patients with ischemic HFrEF and inflammation will need to be completed after any accelerated approval is obtained. • The key objectives of the meeting are to obtain FDA feedback on relevant chemistry, manufacturing & controls (CMC), alignment on potency assays for commercial product release, and Mesoblast’s proposed design and primary endpoint for the confirmatory trial. • In November 2024 a publication in the prestigious peer-reviewed European Journal of Heart Failure (EJHF) reported that a single intramyocardial injection of REVASCOR results in improved survival in high-risk NYHA Class II/III patients with ischemic heart failure and inflammation.2 This identifies the HFrEF population that is responsive to REVASCOR and will be the target of a confirmatory trial after accelerated approval, if received. Rexlemestrocel-L for Chronic Low Back Pain associated with Degenerative Disc Disease – Phase 3 Program • The confirmatory Phase 3 trial of Mesoblast’s second generation allogeneic, STRO3-immunoselected, and industrially manufactured stromal cell product candidate rexlemestrocel-L in patients with chronic low back pain (CLBP) due to inflammatory degenerative disc disease (DDD) of less than five years duration is actively enrolling and treating patients at multiple sites across the U.S. • FDA has previously agreed on the design of this 300-patient randomized, placebo-controlled confirmatory Phase 3 trial, and the 12-month primary endpoint of pain reduction as an approvable indication. • This endpoint was successfully met in Mesoblast’s first Phase 3 trial. Key secondary measures include improvement in quality of life and function. • A particular focus is on treatment of patients on opioids, since discogenic back pain accounts for approximately 50% of prescription opioid usage in the US. Significant pain reduction and opioid cessation were observed in Mesoblast’s first Phase 3 trial. • FDA has designated rexlemestrocel-L a RMAT for the treatment of chronic low back pain. Corporate • During the period, Mesoblast successfully completed a global private placement primarily to existing major US, UK, and Australian shareholders raising A$260 million (US$161 million). • Strengthened Board of Directors with appointment of Dr. Gregory George and Ms Lyn Cobley. • Mesoblast was added to the S&P Dow Jones Indices’ S&P/ASX 200 Index effective March 6, 2025, on the Australian Stock Exchange (ASX). Other Fees to Non-Executive Directors were US$50,306, consulting payments to Non-Executive Directors were Nil and salary payments to full-time Executive Directors were US$223,092, detailed in Item 6 of the Appendix 4C cash flow report for the quarter.3 From August 2023 to July 2025, our Non-Executive Directors have voluntarily reduced cash payment of their fees by 50% and Executive Directors (our Chief Executive and Chief Medical Officers) reduced their base salaries by 30%, in lieu of accepting equity-based incentives. A copy of the Appendix 4C – Quarterly Cash Flow Report for the third quarter FY2025 is attached. About Mesoblast Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company’s proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast’s RYONCIL® (remestemcel-L) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in children 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com. Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. RYONCIL is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China. About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2041 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast References / Footnotes 1. Translated at 1A$:0.6413US$ being the March 31, 2025 rate as reported by the Reserve Bank of Australia. 2. Perin EC. Et al. Mesenchymal precursor cells reduce mortality and major morbidity in ischaemic heart failure with inflammation: DREAM-HF. Eur J Heart Fail 2024. https://doi.org/10.1002/ejhf.3522 3. As required by ASX listing rule 4.7 and reported in Item 6 of the Appendix 4C, reported are the aggregated total payments to related parties being Executive Directors and Non-Executive Directors. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements.

We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Allison Worldwide Emma Neal T: +1 603 545 4843 E: emma.neal@allisonworldwide.com Media – Australia BlueDot Media Steve Dabkowski T: +61 419 880 486 E: steve@bluedot.net.au

Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 1 Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B Name of entity Mesoblast Limited ABN Quarter ended (“current quarter”) 68 109 431 870 31 March 2025 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 1. Cash flows from operating activities 1.1 Receipts from customers - royalty receipts 1,463 4,526 1.2 Payments for (a) research and development (4,933) (12,723) (b) manufacturing commercialization, product manufacturing and operating costs (4,300) (10,995) (c) advertising and marketing (1,054) (1,370) (d) leased assets — — (e) staff costs (1,537) (4,378) (f) other expenses from ordinary activities (g) other: - Intellectual property portfolio expenses (3,328) (8,304) (471) (2,012) 1.3 Dividends received (see note 3) — — 1.4 Interest received 1,477 1,918 1.5 Interest and other costs of finance paid — — 1.6 Income taxes paid — (2) 1.7 Government grants and tax incentives and credits — 2 1.8 Other (provide details if material) — — 1.9 Net cash from / (used in) operating activities (12,683) (33,338)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 2 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 2. Cash flows from investing activities 2.1 Payments to acquire or for: (i) entities — — (j) businesses — — (k) property, plant and equipment (75) (181) (l) investments — — (m) intellectual property (50) (50) (n) other non-current assets — — 2.2 Proceeds from disposal of: (o) entities — — (p) businesses — — (q) property, plant and equipment — — (r) investments — — (s) intellectual property — — (t) other non-current assets — — 2.3 Cash flows from loans to other entities — — 2.4 Dividends received (see note 3) — — 3.5 Other: - Security deposits — 609 - Other 59 183 2.6 Net cash from / (used in) investing (66) 561 activities 3. Cash flows from financing activities 3.1 Proceeds from issues of equity 161,205 161,205 securities (excluding convertible debt securities) 3.2 Proceeds from issue of convertible debt securities — — 3.3 Proceeds from exercise of options 3,601 4,942 3.4 Transaction costs related to issues of equity securities or convertible debt (4,265) (4,289) securities 3.5 Proceeds from borrowings — — Proceeds from exercise of warrants 285 1,647 3.6 Repayment of borrowings (2,608) (5,216) 3.7 Transaction costs related to loans and borrowings (122) (766) Interest and other costs of finance paid (1,285) (4,005)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 3 Consolidated statement of cash flows Current quarter $US’000 Year to date (9 months) $US’000 3.8 Dividends paid — — 3.9 Other (payment of lease liability) (376) (1,347) 3.10 Net cash from / (used in) financing activities 156,434 152,170 4. Net increase / (decrease) in cash 38,029 (12,683) (66) 156,434 347 62,960 (33,338) 561 152,170 (292) and cash equivalents for the period 4.1 Cash and cash equivalents at beginning of quarter (January 1, 2025)/beginning of year (July 1, 2024) 4.2 Net cash from / (used in) operating activities (item 1.9 above) 4.3 Net cash from / (used in) investing activities (item 2.6 above) 4.4 Net cash from / (used in) financing activities (item 3.10 above) 4.5 Effect of movement in exchange rates on cash held 4.6 Cash and cash equivalents at end of 182,061 182,061 period 5. Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts Current quarter $US’000 Previous quarter $US’000 5.1 Bank balances 181,683 37,656 5.2 Call deposits — — 5.3 Bank overdrafts — — 5.4 Other (Term deposits) 378 373 5.5 Cash and cash equivalents at end of quarter (should equal item 4.6 above) 182,061 38,029 6. Payments to related parties of the entity and their associates Current quarter $US'000 6.1 Aggregate amount of payments to related parties and their associates included in item 1 273 6.2 Aggregate amount of payments to related parties and their associates included in item 2 — Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments. Fees and consulting payments to Non-Executive Directors and salary payments to full-time Executive Directors (for the current quarter) = US$273,398

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 4 7. Financing facilities Note: the term “facility’ includes all forms of financing arrangements available to the entity. Add notes as necessary for an understanding of the sources of finance available to the entity. Total facility amount at quarter end $US’000 Amount drawn at quarter end $US’000 7.1 Loan facilities 80,000* 80,000* 7.2 Credit standby arrangements — — 7.3 Other (please specify) — — 7.4 Total financing facilities 80,000* 80,000* 7.5 Unused financing facilities available at quarter end — 7.6 Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well. *Loan facility with Oaktree Capital Management, Inc. Mesoblast refinanced its senior debt facility on November 19, 2021, with a secured five-year credit facility provided by funds managed by Oaktree Capital Management, L.P. (“Oaktree”). The loan had an initial interest only period of three years, at a fixed rate of 9.75% per annum, after which time the principal balance amortizes 5% per quarter beginning December 2024 and a final payment due no later than November 2026. The facility also allowed the Group to make quarterly payments of interest at a rate of 8.0% per annum for the first two years, and the unpaid interest portion (1.75% per annum) has been added to the outstanding loan balance and currently accrues further interest at a fixed rate of 9.75% per annum. The principal balance at the end of the three-year interest only period was $52.2 million, which amortizes at 5% per quarter beginning December 2024. The outstanding loan balance as of March 31, 2025 is $46.9 million. *Loan facility with NovaQuest Capital Management, L.L.C. On June 29, 2018, Mesoblast entered into a secured eight-year term loan with NovaQuest Capital Management, L.L.C. (“NovaQuest”). Mesoblast drew US$30.0 million on closing. The loan term included an interest only period of approximately four years through until July 8, 2022. All interest and principal payments (i.e. the amortization period) are deferred until after the first commercial sale of remestemcel-L in the treatment of pediatric patients with SR- aGVHD. Principal is repayable in equal quarterly instalments over the amortization period of the loan based on a percentage of net sales and are limited by a payment cap. The loan has a fixed interest rate of 15% per annum. The financing is subordinated to the senior creditor, Oaktree.

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 5 8. Estimated cash available for future operating activities $US’000 8.1 Net cash from / (used in) operating activities (item 1.9) (12,683) 8.2 Cash and cash equivalents at quarter end (item 4.6) 182,061 8.3 Unused finance facilities available at quarter end (item 7.5) — 8.4 Total available funding (item 8.2 + item 8.3) 182,061 8.5 Estimated quarters of funding available (item 8.4 divided by item 8.1) 14.4 Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5. 8.6 If item 8.5 is less than 2 quarters, please provide answers to the following questions: 8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not? Answer: Not applicable 8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful? Answer: Not applicable 8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis? Answer: Not applicable Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered. Compliance statement 1 This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A. 2 This statement gives a true and fair view of the matters disclosed. Date: .......30 April 2025............................................................................. Authorised by: ......Chief Executive............................................................................. (Name of body or officer authorising release – see note 4)

Appendix 4C Quarterly cash flow report for entities subject to Listing Rule 4.7B ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms. Page 6 Notes 1. This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so. 2. If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report. 3. Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity. 4. If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”. 5. If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.